Part III: Manner of Operations

Item 7:   Order Types and Attributes

a. *Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:*

   i.   *priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;*

   ii. *conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);*

   iii. *order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;*

   iv. *order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;*

   v.   *whether an order type is eligible for routing to other Trading Centers;*

   vi. *the time-in-force instructions that can be used or not used with each order type;*

   vii. *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*

   viii. *the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.*

<u>Order Types</u>

The ATS accepts limit and pegged orders. The ATS does not accept market orders. Pegged orders may include the following reference prices: (i) primary (*i.e.*, NBB for buy orders, NBO for sell orders); (ii) market (*i.e.*, NBO for buy orders, NBB for sell orders); and (iii) midpoint of the NBBO. Pegged orders may include an ultimate limit price. Primary pegged orders may include a percentage offset instruction equal to either 0% or 50% of the NBBO spread ~~and primary pegged orders~~ ~~may include~~or dollar offset instructions expressed in penny increments (*e.g.*, pegged primary plus $0.01). ~~At no time will a peg instruction violate an order's ultimate limit price.~~

<u>Market pegged orders may include dollar offset instructions expressed in penny increments</u>

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(*e.g.*, pegged market minus $0.01). When used herein, a "positive" (+) offset refers to a more aggressive price, while a "negative" (-) offset refers to a less aggressive price. For instance, where the NBBO is $20.00 x $20.05, a primary pegged buy order with a positive (+) $0.01 offset will have an effective limit price of $20.01, while a primary pegged *sell* order with a positive (+) $0.01 offset will have an effective limit price of $20.04). Pegged orders are ranked based on their ~~pegged price and not on any~~ effective limit price. At no time will a peg instruction, including any offset instruction, violate an order's ultimate limit price ~~associated with the order~~.

Only Liquidity Providers may utilize the following order instructions: (i) ~~midpoint pegging instructions; (ii) market pegging instructions; (iii)~~ percentage offsets (*i.e.*, 0% or 50% of the NBBO spread)~~;~~ and (~~iv~~ii) minimum quantity instructions ~~(for the sake of clarity,~~. All other order instructions are available to both Liquidity Providers and Brokerage Customers ~~may utilize pegged-primary order~~. However, except for directed orders submitted to the ATS by Brokerage Customers, as a matter of policy IBKR does not rest non-marketable orders in the ATS and does not utilize peg instructions~~)~~.

Orders submitted by Liquidity Providers may include a minimum quantity instruction. A minimum quantity instruction specifies the minimum execution size a subscriber will accept and does not allow for the aggregation of contra-side orders (*i.e.*, the minimum quantity instruction must be satisfied by a single contra-side order). Subscribers who are not Liquidity Providers may not include minimum quantity instructions with their orders.

Directed orders submitted to the ATS by a Brokerage Customer or Liquidity Provider will never remove liquidity from the ATS. Where ~~at the time of order receipt by~~ the ATS ~~a directed order submitted by a Brokerage Customer would interact with another directed order submitted by a Brokerage Customer, the ATS will reject the order. For clarity, the ATS will not reject~~, upon receipt, a directed order submitted ~~by a~~ to the ATS by a Brokerage Customer or Liquidity Provider ~~due to the existence of resting contra-side interest in the ATS with an overlapping limit price.~~ is marketable against trading interest on the ATS, the ATS will accept the order for further processing as a post-only order (*i.e.*, the order will not be crossed against the existing contra-side interest). Where a directed order submitted to the ATS by a Brokerage Customer or Liquidity Provider would be marketable relative to the NBBO (including, for clarity, any market pegged order and, where applicable, primary pegged orders with positive dollar offset instructions), the ATS will treat the order as a market pegged order with a -$0.01 offset (that is, an effective limit price of $0.01 below the NBO for buy orders or $0.01 above the NBB for sell orders).

Time-in-Force

The ATS accepts orders with the following time-in-force ("TIF") instructions:
(i) "day", (ii) immediate or cancel ("IOC") and (iii) good-til-time ("GTT").

Non-directed orders routed to the ATS by the IBKR SOR (i.e., where the subscriber has not directed the order to the ATS) are submitted as either IOC orders or as GTT orders with a 1-second GTT instruction.

Directed orders submitted to the ATS, whether by a Liquidity Provider or other subscriber, may include a TIF instruction of day, IOC or GTT. Orders submitted with TIF instructions of longer than day (*e.g.*, GTD or GTT with an expiration time of post after trading hours) are treated as day orders by the ATS and cancelled back at the end of the trading day.

Priority

Orders resting in the ATS are ranked based on the following factors in the following order: (i) price; (ii) size; and (iii) time. Pegged orders are ranked based on their ~~pegged~~effective limit price and not on any ultimate limit price associated with the order. Where an order is pegged to the midpoint of the NBBO (including orders pegged to the primary with a 50% percentage offset instruction), the ATS will rank the order and any related IOI at the order's effective limit price (*i.e.*, the pegged price), even where the effective limit price is not in a $0.01 increment (*e.g.*, where the NBBO is $20.00 by $20.05, a buy order pegged to the midpoint of the NBBO will have a ranking price of $20.025 and, accordingly, will have priority over buy orders with limit prices of $20.02).

For purposes of establishing time priority the ATS treats pegged orders as received at the time of original order receipt, rather than as received at each subsequent price change. Where a subscriber modifies the price or size instruction associated with an order (e.g., changing an order's limit price or increasing or decreasing the size of any order), the ATS treats the order as received at the time of modification.

Order Routing

The ATS does not route-out. All orders not executed in the ATS are cancelled back to the subscriber or the SOR, as applicable.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

Liquidity Providers may only add liquidity on the ATS. Additionally, any order directed to the ATS by a subscriber who is not a Liquidity Provider may only add liquidity on the ATS.

Only non-directed orders submitted to the ATS via IBKR's SOR may remove liquidity from the ATS.

Only Liquidity Providers may utilize the following order instructions: (i) ~~midpoint pegging instructions; (ii) market pegging instructions; (iii)~~ percentage offsets (i.e., 0% or 50% of the NBBO spread)~~;~~ and (~~iv~~ii) minimum quantity instructions. All other order instructions are available to both Liquidity Providers and Brokerage Customers. However, except for directed orders submitted to the ATS by Brokerage Customers, as a matter of policy IBKR does not rest non-marketable orders in the ATS and does not utilize peg instructions.